

Mail Stop 3720

April 8, 2010

Mr. G. Wilson Hughes
President
GCI, Inc.
2550 Denali Street, Suite 1000
Anchorage, Alaska 99503

> **Re:** **GCI, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 12, 2010**
> **File No. 0-5890**

Dear Mr. Hughes:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Consumer Segment Cost of Goods Sold, page 38

1. Tell us in detail the nature of the $594,000 liability recognized to settle a billing issue with a cable programmer.

Critical Accounting Policies

Impairment and Useful Lives of Intangible Assets, page 55

2. We note that cable certificates and wireless licenses accounted for 14% and 2% of total assets as of December 31, 2009. In light of the significance of your cable certificates and wireless licenses balances, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of cable certificates and wireless licenses. For each unit of accounting (with a material license balance) that faces impairment risk, please disclose:

   - The percentage by which fair value exceeded (or equaled) carrying value as of the most recent impairment test date.

   - A description of key assumptions that drive fair value in your discounted cash flow methodology. Addressing ASC Topic 805-20-S99-3, describe the method you used to isolate the cash flows associated with the intangible assets. If you used a hypothetical build-up or start method, describe qualitatively and quantitatively the significant estimates and assumptions used in your valuation method to determine the fair value of each unit of accounting in your performance analysis.

   - The uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect.

     For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Please provide us with your proposed disclosure in response to this comment.

3. We note that goodwill represents 5% or more of your assets as of December 31, 2009. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure both in your footnote and in your critical accounting

Mr. G. Wilson Hughes
GCI, Inc.
April 8, 2010
Page 3

policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:

- Percentage by which fair value exceeded carrying value as of the most recent step-one test
- Amount of goodwill allocated to the unit
- Description of the methodology used to determine fair value
- Description of key assumptions used and how the key assumptions were determined
- Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test. Please provide us your proposed disclosures.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

(1) Business and Summary of Significant Accounting Principles

(k) Intangible Assets and Goodwill, page 71

4. Disclose and tell us how you allocate your goodwill to your reporting units. If such allocation is not made, tell us why you are not required to allocate goodwill to your reporting units when testing goodwill for impairment. Refer to your basis to the accounting literature.

(ab) Guarantees, page 78

5. Tell us about the guaranteed levels of service that you have provided to certain customers. Tell us how you determine that they are probable and estimable.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director